ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO TOKYO WASHINGTON, DC www.ropesgray.com

January 21, 2010	Jacob E. Comer (617) 951-7913 Jacob.comer@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:  Brion Thompson

Re:	PIMCO Floating Rate Strategy Fund

(File Nos. 333-164388, 811-21601)

Mr. Thompson:

On Friday, January 15, 2010, PIMCO Floating Rate Strategy Fund (the “Fund”) filed via EDGAR a registration statement on Form N-2 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The registration statement relates to an offering of transferable rights to subscribe for common shares of beneficial interest of the Fund.

Please direct any questions or comments regarding the filing to me at (617) 951-7913 or, in my absence, to David Sullivan at (617) 951-7362. Thank you for your attention in this matter.

Sincerely,

/s/ Jacob E. Comer

Jacob E. Comer